

Mail Stop 3561

August 3, 2016

James P. Hallett
Chief Executive Officer
KAR Auction Services, Inc.
13085 Hamilton Crossing Boulevard
Carmel, Indiana 46032

> **Re: KAR Auction Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **Form 8-K Filed May 3, 2016**
> **File No. 1-34568**

Dear Mr. Hallett:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 61

1. In future filings please provide a more robust discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates rather than duplicating the accounting policy disclosures in the financial statement footnotes. Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially

different results if different assumptions are applied. If reasonably likely changes in inputs to estimates would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified. Please refer to SEC Release No. 34-48960. In your response, please show us what your disclosure would look like.

Notes to Consolidated Financial Statements

Note 4–Stock and Stock-Based Compensation Plans

KAR Auction Services, Inc. 2009 Omnibus Stock and Incentive Plan – PRSUs, RSUs, Service Options and Exit Options

PRSUs, page 84

2. We note your disclosure that you granted PRSUs to certain executive officers during each of the three years in the period ended December 31, 2015. Please revise your disclosure to describe the methods and significant factors and assumptions used in estimating the fair value of the PRSUs. Refer to 718-10-50-2(f).

KAR Auction Services, Inc. Stock Incentive Plan – Service Options and Exit Options, page 85

3. Please explain to us why you did not recognize stock-based compensation expense for fiscal years ended December 31, 2014 and 2015 in regard to the 25% exit options that vested March 2014 and 2015 as described in the table on page 86. Refer to ASC 718-10-50-2(h)(1).

Note 10–Self Insurance and Retained Loss Reserves, page 94

4. Please tell us and disclose in future filings whether your accruals for self-insurance and retained loss reserves include losses from incurred but not reported claims. Refer to ASC 450-20-25-2 and ASC 720-20-25-14.

Note 11–Long-Term Debt, page 94

5. We note your senior secured term loan facilities, revolving credit facility and AFC's securitization agreement contain certain restrictive financial covenants. Please describe the pertinent provisions of the restrictions and the amount of consolidated retained earnings or net income restricted or free from restriction. Please refer to 4-08(e)(1) of Regulation S-X.

Form 8-K Filed May 3, 2016

Exhibit 99.1

2016 Outlook

6. We note your disclosure of forward looking free cash flow before dividend payments, operating adjusted net income per share and Adjusted EBITDA for 2016. Regulation G requires a schedule or other presentation detailing the differences between the forward-looking non-GAAP financial measure and the appropriate forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you must disclose that fact and provide reconciling information that is available without an unreasonable effort and identify information that is unavailable and disclose its probable significance. Please revise your disclosure in future filings to comply with Regulation G.

7. Please refer to the updated Compliance and Disclosure Interpretations issued on May 17, 2016. We believe that your disclosure of free cash flow per share will need to be removed in your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products